                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the fiscal year ended December 31, 2003

                                       or

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to

Commission file number 1-11720

                         ADVO, INC. 401(k) SAVINGS PLAN
                       ----------------------------------
                            (Full title of the plan)

                                   ADVO, Inc.
                              One Targeting Centre
                                Windsor, CT 06095
                       ----------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
                                        .

                         ADVO, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 2003

Report of Independent Auditors

Financial Statements:

      Statements of Assets Available for Plan Benefits as of
            December 31, 2003 and 2002

      Statements of Changes in Assets Available for Plan
            Benefits for the years ended December 31, 2003 and 2002

      Notes to Financial Statements

Supplemental Schedule:

  Schedule I - Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

Signature

Exhibit 23 - Consent of Ernst & Young LLP

                         Report of Independent Auditors

To the Plan Administrator of
ADVO, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      \s\ Ernst & Young LLP

Hartford, Connecticut
June 8, 2004

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                            December 31,
                                     -------------------------
                                        2003          2002
                                     -----------   -----------
Assets

Investments at Fair Value            $97,504,913   $72,360,782

Receivables:
   Employees' Contributions              371,539       351,436
   Employer's Contributions              244,430       224,675
                                     -----------   -----------
         Total Receivables               615,969       576,111
                                     -----------   -----------

Assets Available for Plan Benefits   $98,120,882   $72,936,893
                                     ===========   ===========

                See accompanying notes to financial statements.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                                                            Year-ended
                                                            December 31,
                                                    ---------------------------
                                                       2003           2002
                                                    ------------   ------------
ADDITIONS TO ASSETS ATTRIBUTED TO:

Investment income (loss):
    Net realized and unrealized appreciation
      (depreciation) in fair value of investments   $ 15,748,276   $(12,509,027)
    Interest                                             193,091        204,022
    Dividends                                            920,124        878,265

Contributions:
    Employee                                           9,148,466      8,815,374
    Employer                                           5,544,696      5,311,522
    Employee rollover                                    771,596        592,884
                                                    ------------   ------------
Total Additions                                       32,326,249      3,293,040
                                                    ------------   ------------

DEDUCTIONS TO ASSETS ATTRIBUTED TO:

Benefit payments                                       7,142,260      6,967,216
                                                    ------------   ------------
Transfer In                                                   --        794,937
                                                    ------------   ------------
Net increase (decrease) in assets available
   for plan benefits                                  25,183,989     (2,879,239)

Assets available for plan benefits:
   Beginning of the year                              72,936,893     75,816,132
                                                    ------------   ------------
   End of the year                                  $ 98,120,882   $ 72,936,893
                                                    ============   ============

                See accompanying notes to financial statements.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

A.    DESCRIPTION OF THE PLAN

The following description of the ADVO, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all employees ("participants") of ADVO, Inc. (the "Company"). Participants are eligible to join the Plan on the first day of the month following the date of hire. Participants are eligible for the company match on the first day of the month following six months of continuous employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant's pay deferral contributions to the Plan.

All investment programs are fully participant directed. Participants direct the investment of their and the Company's contributions into various investment options offered by the Plan. The Plan currently offers sixteen investment options: primarily mutual funds and a fund with Company common stock.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits
-------------------

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their account.

Loans
-----

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Expenses of the Plan
--------------------

All costs and expenses of operation and administration of the Plan are paid by the Company.

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds
-----------------

Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan's proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or Company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

Transfer In
-----------

Effective January 1, 2002, the MailCoups, Inc. 401(k) Savings Plan was merged into the Plan. MailCoups, Inc.'s associates are entitled to the provisions of the ADVO Plan.

Subsequent Events
-----------------

Effective January 2, 2004, the Mail Marketing Systems, Inc. (MMSI) 401(k) Savings Plan will merge into the Plan. MMSI's associates will be entitled to the provisions of the ADVO Plan.

Effective May 18, 2004, the Company established a new plan for the benefit of non-highly compensated sales associates on substantially the same provisions as the ADVO Plan. As such, the account balances of non-highly compensated sales associates will be transferred out of the ADVO Plan.

B.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

The fair value of investments in mutual funds is based on the quoted market prices which represent the net asset values of shares held in these funds at year-end.

The fair value of investments in the collective investment funds and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial

                                    ADVO, INC
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

C.    INVESTMENTS

The Plan's investments are primarily held by bank-administered trust funds. On January 1, 2003, Fidelity Investments was appointed the Plan's provider of record keeping and trust services, replacing Merrill Lynch. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                                       December 31,
                                                             -------------------------------
                                                                  2003             2002
                                                             ---------------     -----------
Cash                                                         $            --     $     3,217

Collective Investment Funds:
Merrill Lynch Retirement Preservation Trust                               --      12,148,405 *
Barclays Global Investors Asset Allocation Fund                           --       8,314,611 *
Barclays Global Investors S&P MidCap Stock Fund                           --       6,812,202 *

ADVO Custom Funds:
ADVO AXP New Dimensions Fund                                              --      11,228,010 *
ADVO Stock Fund                                                    8,134,895 *     4,959,684 *

Mutual Funds
Templeton Foreign Fund                                                    --       2,858,711
Barclays Global Investors S&P 500 Stock Fund                              --      14,773,382 *
Lord Abbett Developing Growth Fund                                        --       2,138,499
Merrill Lynch Retirement Reserves Money Fund                              --       6,272,877 *
PIMCO Total Return                                                   933,762              --
Calamos Growth Fund- Class A                                      10,786,265 *            --
Strong Advisor Small Cap Value Fund - Class Z                        654,706              --
Spartan U.S. Equity Index Fund                                    19,997,129 *            --
Fidelity Equity  - Income Fund                                       355,367              --
Fidelity Balanced Fund                                            11,613,093 *            --
Fidelity Diversified International Fund                            4,459,540              --
Fidelity Dividend Growth Fund                                     14,434,779 *            --
Fidelity Small Cap Stock Fund                                      4,140,533              --
Fidelity Retirement Money Market Portfolio                        17,519,259 *            --
Fidelity Freedom Income Fund                                         103,235              --
Fidelity Freedom 2010 Fund                                           265,902              --
Fidelity Freedom 2020 Fund                                           462,461              --
Fidelity Freedom 2030 Fund                                           294,521              --
Fidelity Freedom 2040 Fund                                            80,870              --

Participant Loans                                                  3,268,596       2,851,184
                                                             ---------------     -----------
TOTAL                                                        $    97,504,913     $72,360,782
                                                             ===============     ===========

                                    ADVO, INC
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

During 2003 and 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                           Net Realized and Unrealized
                                       Appreciation (Depreciation) In Fair
                                             Value of Investments
                                       -----------------------------------
                                            2003               2002
                                         ------------      ------------
Collective Investment Fund               $         --      $ (2,402,731)
Mutual Funds                               13,409,950        (5,646,951)
ADVO Custom Funds                           2,338,326        (4,459,345)
                                         ------------      ------------
                                         $ 15,748,276      $(12,509,027)
                                         ============      ============

D.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                               December 31,
                                       ---------------------------
                                          2003             2002
                                       -----------     -----------
Assets available for plan benefits
   per the financial statements        $98,120,882     $72,936,893
Transfer from the MMSI
   401(k) Savings Plan                     932,152              --
                                       -----------     -----------
Assets available for plan benefits
   per the Form 5500                   $99,053,034     $72,936,893
                                       ===========     ===========

E.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits.

F.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated October 30, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                                                      SCHEDULE I

                                   ADVO, INC.
                               401(k) SAVINGS PLAN
           EMPLOYER IDENTIFICATION NUMBER 06-0885252, PLAN NUMBER 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

                                                          Description of Investment,
      Identity of Issue, Borrower, Lessor               Including Maturity Date, Rate of
                 or Similar Party                       Interest, Par or Maturity Value                Current Value
------------------------------------------------        --------------------------------               -------------
Mutual Funds:
   PIMCO Total Return - Administrative Class                       87,186 shares                       $     933,762
   Calamos Growth Fund - Class A                                  240,872 shares                          10,786,265
   Strong Advisor Small Cap Value Fund - Class Z                   23,782 shares                             654,706
   Spartan U.S. Equity Index Fund                                 507,413 shares                          19,997,129
   Fidelity Equity-Income Fund                                      7,143 shares                             355,367
   Fidelity Balanced Fund                                         693,319 shares                          11,613,093
   Fidelity Diversified International Fund                        184,890 shares                           4,459,540
   Fidelity Dividend Growth Fund                                  528,746 shares                          14,434,779
   Fidelity Small Cap Stock Fund                                  242,136 shares                           4,140,533
   Fidelity Retirement Money Market Portfolio                  17,519,259 shares                          17,519,259
   Fidelity Freedom Income Fund                                     9,309 shares                             103,235
   Fidelity Freedom 2010 Fund                                      20,423 shares                             265,902
   Fidelity Freedom 2020 Fund                                      35,519 shares                             462,461
   Fidelity Freedom 2030 Fund                                      22,743 shares                             294,521
   Fidelity Freedom 2040 Fund                                      10,697 shares                              80,870

*ADVO Custom Funds:
   ADVO Stock Fund                                                 215,437 units                           8,134,895

Participant Loans                                         Bear interest at rates ranging
                                                              from 5.00%-10.50% with
                                                              varying maturity dates                       3,268,596
                                                                                                       -------------

   TOTAL                                                                                               $  97,504,913
                                                                                                       =============

* Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc. Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ADVO, Inc.
                                    401(k) Savings Plan

Date: June 23, 2004                      By: \s\ JOHN D. SPERIDAKOS
                                             -------------------------
                                                 John D. Speridakos
                                                 Vice President and Controller